UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

20549 WASHINGTON, D.C.

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To The Participants and Plan Committee of

The Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Haynie and Company

Salt Lake City, Utah

June 11, 2015

Extra Space Management, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Money market	$2,723,874	$2,616,662
Mutual funds	30,787,201	29,442,281
Extra Space Storage Inc. common stock	1,767,096	1,293,975

Total investments	$35,278,171	33,352,918

Receivables:
Notes receivable from participants	1,129,572	1,125,114
Participant contributions	118	1,652
Employer contributions	528	982

Total receivables	1,130,218	1,127,748

Total assets available for benefits	$36,408,389	$34,480,666

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Statement of Changes in

Net Assets Available for Benefits

For the Year Ended December 31, 2014
Additions:

Investment Income
Net appreciation in fair value of investments	$(10,538.00)

Interest and dividends	2,188,267

Contributions:
Participants	2,862,626
Employer	1,510,621
Rollover	267,999

Total contributions	4,641,246

Total additions	6,829,513

Deductions:
Benefits paid to participants	4,863,261
Administrative expenses	27,991

Total deductions	4,891,252

Net appreciation in assets available for benefits	1,927,723

Net Assets available for benefits:
Beginning of the year	34,480,666

End of the year	$36,408,389

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 21. Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan. As of December 31, 2014, the Plan Administrative Committee was comprised of four members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor. Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period. Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, or $17,500. The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions of up to $5,500 per year. The Sponsor matches 100% of the first 3% of the participant’s eligible contribution and 50% of the next 2%. The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employee’s compensation. Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their account balance. These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years. The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

1.	DESCRIPTION OF PLAN - Continued

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account. Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events. The Plan Administrators make determinations related to hardship withdrawals. Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account. Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Company, as directed by Participants. Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain of those key estimates include the fair value of investments.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks was derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income. Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest are reinvested as earned.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and fees associated with additional participant services. The fees associated with loan processing and additional services are paid by the participant’s account. Total administrative fees paid by the Sponsor were $27,991 for the year ended December 31, 2014.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. As of December 31, 2014, outstanding loans totaled $1,129,572 with interest rates ranging from 4.25% to 9.75% and maturity dates ranging from January 30, 2014 to November 3, 2023. Fees related to notes receivable from participants are recorded as administrative expenses when incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2014	2013
Mutual Funds:
Large Cap	$10,394,117	$9,420,752
Mid Cap	3,319,192	3,221,321
Small Cap	2,467,805	2,972,114
International	3,121,374	3,445,102
Blended Investment	7,191,433	5,719,023
Specialty	358,010	365,931
Bond Investments	3,935,270	4,298,038

Total Mutual Funds	30,787,201	29,442,281

Money market accounts	2,723,874	2,616,662
Extra Space Storage, Inc. Common Stock	1,767,096	1,293,975

Total Investments	$35,278,171	$33,352,918

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

3.	PLAN INVESTMENTS

The following table presents the fair value of investments as of December 31, 2014 and 2013. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified. All investments are participant directed.

	December 31,
	2014	2013
Mutual Funds:
PIMCO Total Return Fund	$2,737,395	$3,401,370
Fidelity Spartan U.S. Equity Index	5,448,940	4,653,130
Fidelity Capital Appreciation Fund	3,790,258	3,534,359
Fidelity International Discovery Fund	2,190,820	2,622,832
MSIF Mid Cap Growth	1,998,376	2,150,408
Fidelity Balanced Fund	1,889,405	1,663,999
LOOMIS Small Cap Value Fund	1,568,124	1,915,849
Other Funds*	11,163,883	9,500,334
Extra Space Storage Inc. Common Stock	1,767,096	1,293,975
Fidelity Retirement Money Market Portfolio	2,723,874	2,616,662

Total Investments	$35,278,171	$33,352,918

*	Individual investments do not represent 5% of plan assets. Disclosed for informational purposes only.

During 2014, the Plan’s investments in mutual funds and Extra Space Storage, Inc. common stock (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$1,344,920
Extra Space Storage Inc. common stock	473,120

$1,818,040

4.	PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2014, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants. The Trustee is considered a party-in-interest because it manages the Plan’s assets. Participants are also considered parties-in-interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions. As of December 31, 2014, the Plan held 30,110 shares of Company common stock. Total outstanding Company common stock as of December 31, 2014, was 116,360,239 shares.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

4.	PARTY-IN-INTEREST TRANSACTIONS - Continued

During the year ended December 31, 2014, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	6,449

Shares sold	(7,021)
Cost of shares purchased	$834,761
Gain realized on shares sold	$65,964

Dividend income earned	$53,367

5.	RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities. In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

6.	INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code. The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. Plan management has concluded that as of December 31, 2014, there are no uncertain tax positions that require either recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. There are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2010.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

Employer Identification Number: 87-0405300

Plan Number: 001

Party in Interest	Identity of Issue	Description of Investments	Number of Units	Current Value
	PIMCO Total Return Fund	Mutual Fund	256,791	$2,737,395
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	74,797	5,448,940
*	Fidelity Retirement Money Market Portfolio	Money Market	2,723,874	2,723,874
*	Fidelity Capital Appreciation Fund	Mutual Fund	105,197	3,790,258
*	Fidelity International Discovery Fund	Mutual Fund	57,668	2,190,820
	Morgan Stanley Institutional Fund Trust Mid Cap	Mutual Fund	53,518	1,998,376
*	Fidelity Balanced Fund	Mutual Fund	82,978	1,889,405
	Loomis Sayles Small Cap Value Fund	Mutual Fund	46,000	1,568,124
*	Fidelity Capital & Income Fund	Mutual Fund	123,748	1,197,876
*	Extra Space Storage, Inc. Common Stock	Common Stock	30,110	1,767,096
*	Fidelity Freedom Fund 2020	Mutual Fund	53,869	827,428
	American Beacon Investor Class (Large Cap Value)	Mutual Fund	42,043	1,154,919
	GS Mid Cap Value A	Mutual Fund	32,020	1,320,816
	Conestoga Small Cap	Mutual Fund	26,697	899,681
	Janus Overseas - Class T Shares	Mutual Fund	9,370	295,076
*	Fidelity Freedom Fund 2040	Mutual Fund	98,187	917,066
*	Fidelity Freedom Fund 2030	Mutual Fund	35,134	566,704
*	Fidelity Spartan International Index Fund	Mutual Fund	17,074	635,477
*	Fidelity Freedom Fund 2035	Mutual Fund	41,720	553,202
*	Fidelity Freedom Fund 2045	Mutual Fund	65,039	683,558
	Franklin Natural Resources A	Mutual Fund	10,122	289,175
*	Fidelity Freedom Fund 2025	Mutual Fund	39,119	514,028
*	Fidelity Freedom Fund 2050	Mutual Fund	59,317	626,977
*	Fidelity Freedom Fund 2015	Mutual Fund	11,687	147,375
*	Fidelity Freedom Fund 2055	Mutual Fund	6,422	75,070
*	Fidelity Freedom Fund Income	Mutual Fund	12,272	142,114
	PIMCO Commodity Real Return A	Mutual Fund	15,644	68,835
*	Fidelity Freedom Fund 2010	Mutual Fund	8,872	136,545
*	Fidelity Freedom Fund 2005	Mutual Fund	9,338	111,961

	Loans to participants, at cost, which approximates fair value, at interest rates ranging from 4.25% to 9.75% and maturities ranging from January 30, 2014 to November 3, 2023.			1,129,572

				$36,407,743

*	Denotes a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 11, 2015	/s/ P. Scott. Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer

(Principal Financial Officer)